UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Servotronics, Inc.

(Name of Subject Company)

Servotronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

William F. Farrell, Jr.

Chief Executive Officer

Servotronics, Inc.

1110 Maple Street

Elma, New York 14059-0300

(716) 655-5990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael C. Donlon, Esq.

Bond, Schoeneck & King, PLLC

200 Delaware Avenue, Suite 900

Buffalo, New York 14202

(716) 416-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Servotronics, Inc., a Delaware corporation (the “Company” or “Servotronics”). The address of the Company’s principal executive offices is 1110 Maple Street, Elma, New York 14059, and the telephone number of its principal executive offices is (716) 655-5990.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.20 per share (each such share, a “Share,” and collectively, the “Shares”). As of the close of business on May 30, 2025, there were (1) 2,556,502 Shares issued and outstanding, and (2) 52,689 Shares underlying performance share units (each a “PSU”).

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by TDG Rise Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of TransDigm Inc. (“Parent”), a Delaware corporation and wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TDG”), to purchase all of the outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of May 18, 2025 (the “Original Merger Agreement”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 28, 2025 (“Amendment No. 1” and the Original Merger Agreement so amended, the “Merger Agreement”), by and among Parent, Purchaser, and the Company, at a purchase price of $47.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Purchaser and TDG with the Securities and Exchange Commission (the “SEC”) on June 2, 2025. The Offer to Purchase, Letter of Transmittal and this Schedule 14D-9 are being mailed to the Company’s stockholders. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire one minute after 11:59 p.m., New York City time, on June 30, 2025, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended. The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Purchaser is required to extend the Offer (i) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE American stock exchange, and (ii) for one or more successive extension periods of up to ten (10) business days each until, and including, November 18, 2025 (subject to up to a three (3) month extension at the option of either Parent or the Company in certain limited circumstances), if at the expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived. Purchaser is not required to extend the Offer beyond November 18, 2025 (subject to extension as noted above), or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms, or if the only Tender Offer Condition that is not satisfied or waived is the Minimum Condition and the Offer has already been extended for two periods of ten (10) Business Days each. In addition, Purchaser is not permitted to extend the Offer beyond November 18, 2025 (subject to extension as noted above) without the prior written consent of the Company.

The Offer is being made pursuant to the Merger Agreement. The Offer is not subject to any financing condition. The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that there have been validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority of the sum of the number of then outstanding Shares and the number of Shares then reserved for issuance pursuant to outstanding PSUs (the “Minimum Condition”), (ii) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”), and (iii) those other conditions and requirements set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote of the stockholders of the Company will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares irrevocably accepted for payment by Purchaser in the Offer, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal in accordance with, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration” and together with the Offer Price, the “Transaction Consideration”). The treatment of equity awards under the Company’s benefit plans is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Schedule 14D-9. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibits (e)(1) and (e)(2) and is incorporated herein by reference. The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Purchaser was formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent, Purchaser and TDG are located at 1350 Euclid Avenue, Suite 1600, Cleveland, Ohio 44115. The telephone number of each entity is (216) 706-2960.

For the reasons described below, the Company’s Board of Directors (the “Servotronics Board”) unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, TDG or their respective executive officers, directors or affiliates.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Servotronics Board may be deemed to have certain interests in the Offer and Merger that are different from, or in addition to, the interests of the Company’s stockholders generally. The Servotronics Board was aware of these interests and considered that such interests may be different from, or in addition to, the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The following table sets forth (i) the number of Shares beneficially owned as of May 30, 2025, by each director and executive officer of the Company (which, for clarity, excludes unvested Restricted Shares and PSUs), and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $47.00 per Share.

Name of Executive Officer or Director and Title	Number of Shares(2)	Cash Consideration for Shares ($)
William F. Farrell, Jr., Chief Executive Officer and Director	18,157	$853,379
Robert A. Fraass, Chief Financial Officer	2,178	$102,366
James C. Takacs, Chief Technical Officer	33,247	$1,562,609
Brent D. Baird, Director	278,464	$13,087,808
Karen L. Howard, Director	6,465	$303,855
Christopher M. Marks, Director	15,500	$728,500
Evan H. Wax, Director(1)	185,854	$8,735,138

(1)

Includes 179,389 shares owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Mr. Wax is the President of Wax Asset Management, LLC and disclaims beneficial ownership of the Shares held by Wax Asset Management LLC except for the extent of his pecuniary interest therein.

(2)

Included in issued and outstanding Shares owned by executive officers are a total of 22,221 Shares held in the Servotronics, Inc. Employee Stock Ownership Plan (the “ESOP”) that have been allocated to their ESOP accounts. The ESOP is a tax-qualified defined contribution retirement plan that is non-contributory on the part of the participant. In connection with the Merger, the ESOP will be terminated. The ESOP currently holds approximately 15,556 unallocated shares which will be allocated to eligible participants on the last date of the short plan year resulting from the plan termination in connection with the Merger. As a result of the ESOP termination, any unvested Shares allocated to the participant accounts will vest. The Shares held by the ESOP will be entitled to the same consideration and other terms and conditions of the Offer that apply to Shares generally.

Treatment of Restricted Shares and PSUs

Each restricted Share granted under the Company’s 2022 Equity Incentive Plan (each, a “Restricted Share”) that is unvested and outstanding immediately prior to the Effective Time will automatically vest and be entitled to receive, as of the Effective Time, an amount in cash equal to the Per Share Merger Consideration, without interest and less applicable withholding taxes.

Each performance share unit award granted under the Company’s 2022 Equity Incentive Plan that is subject to performance-based vesting conditions (each, a “PSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into and will become a right to receive, as of the Effective Time, an amount in cash, without interest, equal to the product of (a) the Per Share Merger Consideration and (b) the target number of Shares subject to such PSU, without interest and less applicable withholding taxes.

The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the vesting of outstanding Restricted Shares and cancellation of outstanding PSUs is set forth in the table below. This information is based on the number of Restricted Shares and PSUs held by the Company’s executive officers as of May 30, 2025.

Name	Number of Restricted Shares	Cash Consideration for Restricted Shares	Number of Shares Subject to PSUs	Cash Consideration for PSUs
William F. Farrell, Jr.	6,272	$294,784	27,679	$1,300,913
Robert A. Fraass	3,562	$167,414	15,718	$738,746
James C. Takacs	2,105	$98,935	9,292	$436,724

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger as a result of the Shares, Restricted Shares and PSUs held by each director and executive officer as of May 30, 2025.

Name	Cash Consideration for Shares	Cash Consideration for Restricted Shares	Cash Consideration for PSUs	Total Cash Consideration in connection with the Offer and the Merger
William F. Farrell, Jr.	$853,379	$294,784	$1,300,913	$2,449,076
Robert A. Fraass	$102,366	$167,414	$738,746	$1,008,526
James C. Takacs	$1,562,609	$98,935	$436,724	$2,098,268
Brent D. Baird	$13,087,808		—	$13,087,808
Karen L. Howard	$303,855		—	$303,855
Christopher M. Marks	$728,500		—	$728,500
Evan H. Wax(1)	$8,735,138		—	$8,735,138

(1)

Includes shares owned by investment advisory clients of Wax Asset Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients. Mr. Wax is the President of Wax Asset Management, LLC and disclaims beneficial ownership of the Shares held by Wax Asset Management LLC except for the extent of his pecuniary interest therein.

Potential Termination Payments and Benefits After a Change in Control

Servotronics previously adopted an Executive Change in Control Severance Plan (the “Severance Plan”) and entered into Participation Agreements with certain of its executive officers. In all cases, provision of severance benefits is contingent upon delivery of an effective release of claims in favor of Servotronics. The Severance Plan and the Participation Agreements entered into thereunder provide the following additional benefits upon a “qualified termination” (which is defined in the Severance Plan to include termination by the Company without “cause” or resignation by the executive for “good reason” that occurs within 18 months following the closing of a change in control which would include the Transactions (“Change in Control Termination”):

•

severance in an amount equal to the product of the applicable multiplier (2x for our Chief Executive Officer and 1.5x for our Chief Financial Officer) times the sum of the participant’s base salary plus his target annual cash bonus for the year in which the qualifying termination occurs;

•

a lump sum payment equal to the executive’s target annual bonus as in effect for the year in which the qualifying termination occurs, pro-rated based on the number of days actually employed for the year; and

•

certain COBRA premium payments during the benefit continuation period set forth in the applicable Participation Agreement (18 months for our Chief Executive Officer and 12 months for our Chief Financial Officer).

For purposes of the Severance Plan, “cause” means any of the following:

•	executive’s willful failure to perform his duties;

•	executive’s willful failure to comply with any valid and legal directive of the Board or the person to whom the executive reports;

•	executive’s willful engagement in dishonesty, illegal conduct or gross misconduct, which is, in each case, materially injurious to the Company or its affiliates;

•	executive’s embezzlement, misappropriation or fraud, whether or not related to his employment with the Company;

•	executive’s conviction of, or plea of guilty or nolo contendere to, a felony or a crime that constitutes a misdemeanor involving moral turpitude;

•	executive’s material violation of the Company’s written policies or codes of conduct; or

•	executive’s engagement in conduct that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute.

For purposes of the Severance Policy, “good reason” means the executive’s termination of his employment in connection with the occurrence of any of the following without the executive’s express prior written consent:

•	a material reduction in the executive’s base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions;

•	material reduction in the executive’s target annual bonus opportunity;

•	a relocation of the executive’s principal place of employment by more than 50 miles;

•

the Company’s failure to obtain an agreement from any successor to the Company to assume and agree to perform the obligations under the Plan in the same manner and to the same extent that the Company would be required to perform, except where such assumption occurs by operation of law; or

•	a material, adverse change in the executive’s title, reporting relationship, authority, duties or responsibilities.

The Severance Policy also provides for a “best-net” cutback under Section 280G of the Code (“Section 280G”), whereby in the event any amounts provided for under the Severance Policy or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater after-tax amount of payments and benefits made or provided to the executive.

The closing of the Offer and the Merger will constitute a change of control under the Severance Policy.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Severance Policy and form of Participation Agreement, which are filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference.

For information with respect to each of the Company’s executive officer’s severance entitlements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is incorporated into this Item 3 by reference).

Indemnification of Executive Officers and Directors

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation, as amended, (the “Charter”) includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as amended from time to time.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is, or is threatened to be made, a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company’s Amended and Restated Bylaws (the “Bylaws”) include provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent authorized by the DGCL. In addition, the Company will advance expenses incurred by a director or officer in connection with any such proceeding; provided, if required by the DGCL, the director or officer shall deliver an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined by final judicial decision from which there is no right to appeal that the director or officer is not entitled to be indemnified by the Company.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These Indemnification Agreements also require the Company, to the extent not prohibited by applicable law, to advance any expenses incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides that all rights to indemnification existing in favor of the present and former directors and officers of the Company or its subsidiaries (the “Acquired Companies”) for their actions and omissions occurring prior to the Effective Time, as provided in (i) the Charter, Bylaws or similar organization documents of any subsidiary of the Company in effect as when the Merger Agreement was signed, and (ii) as provided in specified indemnification agreements between the Acquired Companies and such persons, if any, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries in accordance with their terms for a period of no less than six years from the Effective Time, and all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period will continue until the final disposition of such proceeding or claim. In addition, for a period of six years, the Acquired Companies shall not amend, repeal or otherwise modify any provision relating to exculpation, indemnification or advancement in the Charter, Bylaws or any indemnification agreement in a manner that would adversely affect the rights thereunder of any individuals who prior to the Effective Time were indemnified thereby.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent will maintain, for events occurring prior to the Closing Date (as defined in the Merger Agreement), directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing D&O Insurance of the Company, or, if substantially equivalent D&O Insurance coverage is unavailable, then the best available D&O Insurance coverage then available. The requirement can also be satisfied if prepaid six-year “tail” policies have been obtained prior to the Effective Time. However, in no event shall Parent be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by the Company prior to May 18, 2025 (the date the Original Merger Agreement was signed).

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation. Although it is possible that the Company, Parent, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Parent or Purchaser.

Effect of the Merger Agreement on Employee Benefits and Compensation

The Merger Agreement provides that for the one-year period following the Effective Time (or, if earlier, the date of termination of employment of the Continuing Employee (as defined below)), Parent will cause the Surviving Corporation and each of its other subsidiaries (i) to maintain for each individual employed by the Company or any of its subsidiaries at the Effective Time who remains employed by Parent or any of its subsidiaries following the Effective Time (each, a “Continuing Employee”) base compensation, annual bonus opportunity, and severance benefits that are, in each case, not less favorable than what was provided to the Continuing Employee immediately prior to the Effective Time, and (ii) to provide employee benefits (other than equity or equity-based compensation and benefits under any defined benefit pension plan) to each Continuing Employee that are, taken as a whole, at least as favorable in the aggregate to those provided to the Continuing Employee immediately prior to the Effective Time.

Pursuant to the Merger Agreement, Continuing Employees will receive credit for all service with the Company and its subsidiaries under any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries (including any vacation and paid-time off plans), for purposes of eligibility to participate, level of benefits, vesting, and benefit accruals to the same extent recognized under any similar employee benefit plan of the Company or any of its subsidiaries. No service crediting will be required to the extent it results in duplication of benefits for the same period of service, with respect to any newly established plan for which prior service is not taken into account, or with respect to benefit accruals under a defined benefit pension plan or retiree health and welfare plan. Parent and its subsidiaries (including the Surviving Corporation) will use reasonable best efforts to waive, or cause the insurance carrier to waive, all pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements, and waiting periods, if any, with respect to participation and coverage requirements applicable to Continuing Employees and their covered dependents under any welfare benefit plan of Parent, the Surviving Corporation or any of their subsidiaries to the same extent satisfied or waived under a comparable plan of the Company or any of its subsidiaries. Parent and its subsidiaries (including the Surviving Corporation) will also take reasonable best efforts to provide credit to each Continuing Employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by the Continuing Employee and any covered dependent under the employee benefit plans of the Company and its subsidiaries during the calendar year in which the Effective Time occurs for purposes of any welfare plan in which Continuing Employees become eligible to participate in from and after the Effective Time.

Section 16 Matters

On May 18, 2025, the Servotronics Board adopted a resolution so that, to the extent permitted, the disposition of all Company equity securities as a result of, or in connection with, the Transactions or otherwise pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Company’s Compensation Committee will adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into on or after May 18, 2025 and prior to the Effective Time by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and otherwise to take all necessary action to satisfy the non-exclusive safe harbor of Rule 14d-10(d)(2) of the Exchange Act.

Arrangements with Purchaser and Parent and Purchaser.

Merger Agreement

On May 18, 2025, the Company, Parent and Purchaser entered into the Merger Agreement as amended by Amendment No. 1 thereto dated May 28, 2025. The summary of the Merger Agreement contained in Section 12 and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company, Parent or Purchaser and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations between the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by the Company to Parent. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement, dated March 18, 2025 (the “Confidentiality Agreement”), to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to specified customary exceptions, Parent agreed to keep confidential all information concerning the Company and the potential transaction furnished by the Company, its subsidiaries or affiliates, or their representatives, to Parent. Parent also agreed that the information furnished to Parent would be used only for the limited purpose of evaluating or performing under the potential business transaction that resulted in the Offer and not to disclose such confidential information to any third party without the written consent of the Company (other than to certain affiliates and representatives of Parent that would use such information solely for the purposes of evaluating and/or performing the proposed business transaction). If requested by the Company or upon termination of the Confidentiality Agreement, Parent is required to either return to the Company or destroy all copies of the non-public information furnished to Parent and its representatives under the Confidentiality Agreement, subject to customary exceptions for legal compliance and technical resiliency.

The Confidentiality Agreement includes a standstill provision for the benefit of the Company. Under the standstill provision, Parent agreed that, among other things and for a period ending on the earlier of 12 months after the date of the Confidentiality Agreement and the occurrence of a significant event (as enumerated in the Confidentiality Agreement), it would not, unless invited or consented to by the Company:

•	acquire, agree to acquire or make any public proposal to acquire any securities or property of the Company;

•	propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company;

•	make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any securities of the Company;

•	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company;

•	otherwise act or seek to control or influence the management, Board of Directors, or policies of the Company,

•	disclose any intention, plan, or arrangement with respect to the foregoing, or

•	take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(4) to the Schedule TO, and is incorporated herein by reference.

Tender and Support Agreement

Simultaneously with the execution and delivery of the Merger Agreement, Purchaser, Parent and certain stockholders of the Company, including all of the directors and executive officers of the Company (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”). The Supporting Stockholders beneficially own, as of May 30, 2025, an aggregate of approximately 20.2% of the issued and outstanding Shares.

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed (solely in their capacity as stockholders of the Company) among other things, to tender, or cause to be tendered, pursuant to the Offer, all Shares beneficially owned by such Supporting Stockholder and any additional Shares with respect to which such Supporting Stockholder becomes the beneficial owner after the date of the Tender and Support Agreement, pursuant to and in accordance with the terms of the Offer no later than ten business days after the receipt by such Supporting Stockholder of the Offer to Purchase and the Letter of Transmittal.

Each Supporting Stockholder has also agreed to vote, or execute consents with respect to, all of the Supporting Stockholder’s Shares, among other things, (i) in favor of any proposal necessary or desirable to approve and adopt the Merger and the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (although no such proposals are contemplated and the Merger is expected to be completed pursuant to Section 251(h) of the DGCL without a vote of Servotronics’ stockholders); and (ii) against certain other proposals, actions or agreements, including (A) any Acquisition Proposal (as defined in the Merger Agreement and further discussed below) and (B) any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Offer, the Merger or any of the other Transactions.

The Tender and Support Agreement also limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber, grant proxies or enter into certain arrangements in respect of the Shares.

The Tender and Support Agreement will terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms. In such case, any Shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders.

This summary and description of the Tender and Support Agreement is only a summary and is qualified in its entirety by reference to the Tender and Support Agreement. The Tender and Support Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Servotronics Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Servotronics Board, by unanimous vote at a meeting on May 28, 2025, (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and stockholders, (ii) approved and declared it advisable for the Company to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the Servotronics Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated May 19, 2025, issued by the Company and TDG announcing the Transactions is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference. A press release of the Company, dated May 29, 2025, announcing the amendment of the Merger Agreement is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and incorporated herein by reference.

Background of the Offer; Reasons for the Servotronics Board’s Recommendation.

Background of the Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Servotronics Board or the representatives of the Company and other parties.

The Servotronics Board, together with the Company’s management, regularly evaluates the Company’s strategic direction and ongoing business plans, with a view towards optimizing the Company’s business and enhancing stockholder value. This evaluation takes into account several factors, including financial, industry, competitive and other considerations. As part of this evaluation, from time to time, the Servotronics Board and management review a variety of potential strategic alternatives, including the continuation of, and potential organic improvements to, the Company’s current business plans, with the Company remaining an independent publicly-traded entity, capital raising activities, and potential acquisitions, business combinations, partnerships, collaborations and other financial and strategic transactions, including the potential sale of the Company or certain of its assets.

On April 25, 2022, the Servotronics Board, pursuant to a refreshment process undertaken by its Nominating and Corporate Governance Committee, appointed William F. Farrell, Jr. as Chief Executive Officer of the Company and a member of the Servotronics Board. In addition, two new independent Directors were also appointed to the Servotronics Board.

In June 2022, Servotronics’ executive officers and other members of the leadership team began work on the development of a comprehensive strategic plan for the Company, which was presented to the Servotronics Board and approved in October 2022. This strategic plan was subsequently reviewed at least annually and was updated by the Company management team and approved by the Servotronics Board in October 2023 and November 2024.

In December 2024, Servotronics’ management updated the Servotronics Board on the Company’s business. In response, the Servotronics Board discussed potential strategic growth options, as well as strategic alternatives for Servotronics. To support and oversee this process, the Servotronics Board established a strategic committee (the “Strategic Committee”) to evaluate the advisability and fairness of various strategic alternatives to the Company and its stockholders. The Strategic Committee was composed of directors Brent Baird, Karen Howard, Chris Marks and Evan Wax. The Servotronics Board authorized and instructed the Strategic Committee to, among other things, (1) oversee and provide assistance to the Company’s management and advisors with respect to the exploration, evaluation, consideration, review and negotiation of the terms and conditions of any potential strategic alternative, including a possible sale of the Company; (2) take such other actions with respect to any strategic alternative as the Strategic Committee deemed necessary, appropriate or advisable; and (3) recommend to the Servotronics Board the actions, if any, that should be taken by the Company with respect to any strategic alternative or transaction. The Servotronics Board did not provide for the payment of any compensation to the members of the Strategic Committee in consideration of their service on the Strategic Committee. The Servotronics Board delegated to the Strategic Committee the authority to engage, on behalf of the Company, one or more financial advisors to assist in connection with these matters.

In the weeks following the formation of the Strategic Committee, the members of the Strategic Committee met informally, both with and without Servotronics management, to discuss the retention of a financial advisor to assist in the exploration of strategic alternatives. The Strategic Committee interviewed Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) and three other reputable financial advisory firms to potentially serve as the Company’s financial adviser. Houlihan Lokey was well known to the Strategic Committee given Houlihan Lokey’s qualifications, extensive expertise, international reputation, knowledge of the industry in which Servotronics operates and experience in advising similar companies in connection with potential strategic transactions. After concluding these interviews, the members of the Strategic Committee determined to retain Houlihan Lokey as financial advisor to the Company. On behalf of the Company, the members of the Strategic Committee negotiated the terms of an engagement letter between Servotronics and Houlihan Lokey.

On January 27, 2025, Servotronics and Houlihan Lokey entered into an engagement letter.

On February 19, 2025 Houlihan Lokey visited the Company’s Elma, New York manufacturing facility and headquarters for meetings with the Strategic Committee and the Company’s management team. At the request of the Strategic Committee, representatives of Houlihan Lokey reviewed certain strategic alternatives for Servotronics, including benefits and considerations associated with each alternative. This included a review and discussion of a list of third parties that would potentially be interested in acquiring the Company.

In the weeks following, Houlihan Lokey met frequently with the Company’s management to support the Company’s management in preparing customary marketing materials and diligence items, including a 5-year plan, for a transaction of this nature.

On March 11, 2025, representatives of Houlihan Lokey, at the direction of the Strategic Committee, began a formal outreach process pursuant to which representatives of Houlihan Lokey contacted 29 parties.

On March 13, 2025, the Strategic Committee met, with Servotronics management and representatives of each of Bond, Schoeneck & King, PLLC (“BSK”) and Houlihan Lokey in attendance. Following the discussions, the Strategic Committee determined to publicly disclose that Servotronics had retained a financial adviser to advise Servotronics on strategic alternatives.

On March 17, 2025, the Company issued a press release announcing that it had retained Houlihan Lokey to advise Servotronics on strategic alternatives.

Beginning on March 24, 2025, parties who executed a confidentiality agreement in customary form, including customary confidentiality, non-use, non-solicitation and standstill provisions, at the direction of the Strategic Committee, received a bid process letter and a confidential information presentation regarding the Company. The process letter invited parties to submit preliminary non-binding indications of interest for an acquisition of 100% of the Shares of the Company by no later than April 16, 2025, and specified the preliminary proposal requirements. Between March 24 and April 16, 2025, at the direction of the Strategic Committee, Houlihan Lokey and Company management responded to initial questions and due diligence requests from various parties, including TDG and Party A.

On April 16, 2025, the Strategic Committee met with representatives of Servotronics management, Houlihan Lokey and BSK present. At the request of the Strategic Committee, representatives of Houlihan Lokey provided an update on the process to the Strategic Committee. As of April 16, 2025, 21 parties had executed confidentiality agreements, Houlihan Lokey had sent bid process letters to 21 parties and 8 parties had submitted a non-binding indication of interest (“IOI”), including an IOI from TDG that proposed a cash purchase price of $25.00 per Share and an IOI from Party A that proposed a cash purchase price ranging from $23.00 to $31.00 per Share.

On April 22, 2025, the Strategic Committee met with members of the Company’s management and representatives of BSK and Houlihan Lokey. At this meeting, the Servotronics Board considered the structure of the proposed transactions as a two-step merger transaction under Section 251(h) of the DGCL, which would potentially enable the stockholders to receive the Offer Price in a relatively short time frame and such short time frame would be expected to increase the certainty of closing and reduce the potential disruption to the Company’s business pending closing. Additionally, the Company’s management provided updates on the process to the Strategic Committee. As of April 22, 2025, the Company had received indications of interest from a total of 9 parties ranging from $13.40 to $31.00 per Share. After reviewing each indication of interest in detail, the Strategic Committee directed Houlihan Lokey to offer select parties that had submitted an indication of interest the opportunity to schedule a site visit of the Company’s Elma, New York manufacturing facility and headquarters and a meeting with the Company’s management team.

Between April 30, 2025 and May 9, 2025, representatives of 7 interested parties, including TDG on May 8, 2025 and Party A on May 6, 2025, attended an on-site presentation by the Company’s management regarding the Company’s business. Consistent with the Strategic Committee’s direction, the Company granted each party and its representatives access to a virtual data room to further facilitate such party’s diligence review. During the on-site meetings, Houlihan Lokey, consistent with discussions held with the Strategic Committee, communicated expectations for a mid-June 2025 second round bid date, to include a mark-up of the form agreement and plan of merger.

On May 9, 2025, TDG representatives informed Houlihan Lokey that TDG was committed to executing a definitive agreement as soon as possible. Houlihan Lokey communicated that any such process acceleration would require a highly compelling proposal. TDG representatives subsequently indicated that TDG would submit a revised proposal with improved terms on May 12, 2025.

On May 12, 2025, the Company received a revised non-binding IOI from TDG (the “Revised TDG IOI”). The Revised TDG IOI proposed a cash purchase price of $38.50 per Share and identified key remaining due diligence items. It also identified proposed key terms of the definitive agreement, which included customary “no shop” non-solicitation provisions and a termination fee payable by the Company to TDG of $7.5 million in certain circumstances. The Revised TDG IOI also communicated that TDG anticipated signing a definitive agreement by May 16, 2025.

On the evening of May 12, 2025, at the direction of the Strategic Committee, representatives of Houlihan Lokey sent a draft Merger Agreement to representatives of TDG.

On May 13, 2025, the Strategic Committee held a meeting, with representatives of the Company’s management, BSK and Houlihan Lokey present, to review the Revised TDG IOI, TDG’s proposed timeline and the key terms of a definitive agreement. The Strategic Committee, with its advisors, discussed broader bidder interest, including feedback from the Elma, New York on-site presentations, anticipated diligence requirements and likely timelines. The Strategic Committee discussed with Company management and its advisors the fact that the Revised TDG IOI reflected a substantially higher price relative to any other IOI received to date, and that other parties would likely require meaningful time to complete their diligence. Representatives of BSK reviewed with the Servotronics Board its fiduciary duties in connection with an accelerated timeline. The Strategic Committee directed the Company’s management, BSK and Houlihan Lokey to provide additional due diligence materials as reasonably requested by TDG and its advisers and to begin negotiating the definitive transaction documents. It was the sense of the Servotronics Board that maximizing value to the Company’s stockholders would be better served by attempting to reach an agreement on an accelerated timeline that TDG had indicated they were prepared to meet, rather than a more drawn out process that could result in failure to reach any agreement. However, the Strategic Committee determined to hold off on making firm decisions as to the process and directed the Company’s management, BSK and Houlihan Lokey to continue responding to due diligence requests from other interested parties, but to cancel additional management presentations and site visits so that Company management could focus its time on fulfilling TDG’s diligence requests.

Over the next week, representatives of the Company, BSK, Houlihan Lokey, TDG and Baker & Hostetler LLP (“BakerHostetler”), counsel to TDG, exchanged various emails and teleconferences clarifying and requesting additional diligence information.

Also on May 13, 2025, a due diligence teleconference took place involving representatives of the Company, TDG, Houlihan Lokey, BSK and BakerHostetler. Through the rest of this week, additional due diligence questions were raised and addressed by Company management and the Company’s advisors through teleconferences, email correspondence and data room uploads.

On May 14, 2025, representatives of BakerHostetler sent a revised draft Merger Agreement to representatives of BSK. The revised draft implemented the terms communicated in the Revised TDG IOI. Along with the revised draft Merger Agreement, representatives of BakerHostetler sent a draft Tender and Support Agreement to representatives of BSK.

Also on May 14, 2025, the Servotronics Board received a material relationship disclosure letter from Houlihan Lokey.

On May 15, 2025, representatives of BSK and BakerHostetler held a teleconference to discuss the revised draft of the Merger Agreement. Among other topics, they discussed the structure of the transaction (i.e. a two-step tender offer followed by back-end merger as proposed in the initial draft Merger Agreement versus a one-step merger) and the size of the termination fee proposed by TDG. They also discussed whether any stockholders other than Servotronics directors and certain executive officers, along with certain stockholders associated with such persons, would be asked to sign the Tender and Support Agreement.

Later on May 15, 2025, representatives of BSK sent a further revised draft Merger Agreement and draft disclosure schedules to representatives of BakerHostetler. Among other changes, the revised draft Merger Agreement decreased the termination fee payable by Servotronics in certain circumstances from $7.5 million to $5.0 million and provided that it would not be payable for 30 days in the event Servotronics terminated the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal.

Also on May 15, 2025, Servotronics entered into an amendment to the engagement letter with Houlihan Lokey relating to the forthcoming fairness opinion scope of work.

On May 16, 2025, representatives of BakerHostetler sent a further revised draft Merger Agreement to representatives of BSK. The revised draft accepted the decreased termination fee of $5.0 million and proposed that 50% would be payable immediately upon termination by Servotronics in the applicable circumstances and the remainder within 30 days. The revised draft also confirmed that the proposed two-step structure of the transaction was acceptable to TDG.

On May 16, 2025, the Servotronics Board met, with representatives of the Company’s management and BSK present. BSK provided an update on the terms of the proposed Merger Agreement and Tender and Support Agreement. At this meeting, representatives of BSK reviewed with the Servotronics Board its fiduciary duties in connection with the proposed Transactions.

From May 16, 2025 through May 18, 2025, representatives of BSK and BakerHostetler exchanged drafts of the Merger Agreement, Tender and Support Agreement and disclosure schedules reflecting minor comments and finalized such documents. Representatives of BakerHostetler also communicated to representatives of BSK that TDG would not request that any stockholders beyond the Servotronics directors and certain executive officers, and certain stockholders associated with such persons, sign the Tender and Support Agreement. Representatives of the Company, BSK, Houlihan Lokey, TDG and BakerHostetler also exchanged drafts of the joint announcement press release and related disclosure documents.

On May 18, 2025, the Servotronics Board held a meeting with representatives of the Company’s management, BSK and Houlihan Lokey present. Representatives of Houlihan Lokey, at the request of the Servotronics Board, reviewed with the Servotronics Board Houlihan Lokey’s financial analysis relating to the Company and the consideration to be received by holders of Shares pursuant to the Merger Agreement. Thereafter, the Servotronics

Board met, with representatives of the Company’s management and BSK present, for the purpose of reviewing the final terms of the proposed Merger Agreement. At this meeting, representatives of BSK reviewed the resolution of the remaining issues in the Merger Agreement and the Tender and Support Agreement, and reviewed with the Servotronics Board its fiduciary duties in connection with the proposed Transactions. At the conclusion of this presentation, representatives of Houlihan Lokey were asked to rejoin the Servotronics Board meeting and Houlihan Lokey rendered its oral opinion to the Servotronics Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Servotronics Board dated May 18, 2025), to the effect that, as of that date, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $38.50 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, the Servotronics Board unanimously (i) approved and determined the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable for the Company to enter into the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Later that day, the parties executed the Original Merger Agreement and the Tender and Support Agreement.

Before the opening of trading on the public markets on May 19, 2025, the Company issued a press release announcing entry into the Original Merger Agreement and filed a Current Report on Form 8-K with the SEC with respect thereto.

Late in the evening on May 23, 2025, the Company received an unsolicited non-binding letter of intent from Party A (the “Acquisition Proposal”). Party A proposed a cash purchase price of $45.56 per Share that would be supported by an equity commitment letter prior to execution of definitive documentation relating to a transaction. Additionally, the Acquisition Proposal indicated that Party A was willing to enter into a merger agreement with the Company that was substantially similar to the Original Merger Agreement and that Party A would be able to complete its due diligence in no more than one week.

On May 24, 2025, the Servotronics Board held a meeting with representatives of the Company’s management, BSK and Houlihan Lokey present. Representatives of BSK reviewed the Acquisition Proposal and also reviewed with the Servotronics Board its fiduciary duties in connection therewith. After discussion, the Servotronics Board determined that the Acquisition Proposal would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement). The Servotronics Board directed representatives of BSK and Houlihan Lokey to notify TDG of the receipt by the Company of the Acquisition Proposal in accordance with the terms of the Merger Agreement.

Also on May 24, 2025, at the direction of the Servotronics Board, a representative of Houlihan Lokey informed a representative of TDG of the receipt by the Company of the Acquisition Proposal on the evening of May 23, 2025, as well as the Servotronics Board’s determination that the Acquisition Proposal would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement). Representatives of BSK also notified representatives of BakerHostetler of such Acquisition Proposal and the Servotronics Board’s determination thereto, and provided a copy of the Acquisition Proposal. A follow-up teleconference among representatives of BakerHostetler and BSK took place on May 25, 2025 in order to discuss the background of the Acquisition Proposal and the process going forward.

On May 25, 2025, representatives of Houlihan Lokey, at the direction of the Servotronics Board, contacted representatives of Party A to discuss the Acquisition Proposal and to once again provide access to the virtual data room to representatives of Party A.

On May 26, 2025, representatives of BSK and representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), counsel to Party A, held a teleconference to discuss the Acquisition Proposal, various due diligence items and the structure of the proposed transaction. Representatives of Paul Weiss confirmed that the two-step structure reflected in the Original Merger Agreement was acceptable to Party A and representatives of BSK indicated that the Company’s directors and officers would agree to sign a similar tender and support agreement with Party A.

On May 27, 2025, additional due diligence questions were raised by representatives of Party A and Paul Weiss and those questions were addressed through teleconferences, email correspondence and data room uploads by representatives the Company’s management, BSK and Houlihan Lokey.

Also on May 27, 2025, representatives of BakerHostetler and BSK held teleconferences to discuss the status of the Acquisition Proposal. On the evening of May 27, 2025, representatives of BakerHostetler communicated to representatives of BSK that TDG would be submitting a proposed amendment to the Merger Agreement (the “Amendment”) on the following day.

In the morning on May 28, 2025, the Servotronics Board held a meeting with representatives of the Company’s management, BSK and Houlihan Lokey present, to discuss, conceptually, the anticipated amendment to the Merger Agreement.

Later in the morning on May 28, 2025, representatives of TDG informed representatives of Houlihan Lokey of the proposed increase of offer price from $38.50 per share to $47.00 per share and sent a draft Amendment. Representatives of BakerHostetler also sent the draft Amendment to representatives of BSK. In addition to increasing the offer price, the draft Amendment introduced a reverse termination fee of $25.0 million that would be payable by TDG to the Company if the Merger Agreement as amended by the Amendment was terminated in certain circumstances. The draft Amendment also increased the termination fee payable by the Company to TDG under certain circumstances from $5.0 million to $12.5 million. Representatives of TDG communicated to representatives of Houlihan Lokey that TDG was prepared to execute the Amendment in the next several hours.

Later in the day on May 28, 2025, the Servotronics Board held a meeting, with representatives of the Company’s management, BSK and Houlihan Lokey present, to discuss the draft Amendment, including the increased termination fee and the introduction of a reverse termination fee. Representatives of BSK reviewed various surveys and precedents with respect to the amount of termination fees and reverse termination fees as a percentage of transaction value in precedent transactions and indicated that both as proposed by TDG were significantly above market precedent for similarly sized transactions.. The Servotronics Board also discussed its options to pay such a termination fee in the event the Company receives a Superior Proposal following execution of the Amendment. The Servotronics Board discussed with Company management and its advisors the benefits of accepting the terms proposed by TDG, including certainty of value to stockholders at an attractive price, as well as risks associated with elongating the process, including (i) that Party A’s diligence remained ongoing, (ii) the disclosure requirements to TDG associated with Party A’s ongoing diligence pursuant to the terms of the Merger Agreement and (iii) general market volatility and considerations. The Servotronics Board determined that the merits of accepting the terms proposed by TDG outweighed the benefit of elongating the process, but determined to attempt to negotiate modifications to the termination fee. In particular, the Servotronics Board raised certain objections with respect to the increased termination fee payable by the Company to TDG under certain circumstances and directed representatives of BSK to communicate those objections to representatives of BakerHostetler. After discussions between representatives of BSK and BakerHostetler, representatives of BakerHostetler thereafter communicated a revised proposal whereby the increased $7.5 million portion of the termination fee would not be due until closing of a transaction related to a Superior Proposal. Representatives of BSK communicated the revised proposal to the Servotronics Board. The Servotronics Board considered the attractive price included in the Amendment, the likelihood of a transaction with TDG delivering certainty of value to the Company’s stockholders and other factors and risks set forth under “— Reasons for the Recommendation of the Servotronics Board” below before approving the revised proposal, subject to finalization of the Amendment and confirmation that additional termination fee would not only be delayed, but also be conditioned on, the completion of a transaction related to a the Superior Proposal.

On the evening of May 28, 2025, representatives of BSK communicated to representatives of BakerHostetler that the Servotronics Board had approved the revised proposal, subject to finalization of the Amendment and confirmation that the increased portion of the termination fee would not only be delayed, but also be conditioned on, the consummation of a sale of Servotronics pursuant to a Superior Proposal. Representatives of BakerHostetler thereafter sent a revised draft Amendment to representatives of BSK.

Also on May 28, 2025, Servotronics entered into an amendment to the engagement letter with Houlihan Lokey relating to Houlihan Lokey providing a fairness opinion in connection with the Amendment.

Later on the evening of May 28, 2025, the Servotronics Board held a meeting, with representatives of the Company’s management, BSK and Houlihan Lokey present. Representatives of Houlihan Lokey, at the request of the Servotronics Board, reviewed with the Servotronics Board Houlihan Lokey’s updated financial analysis related to the Company and the consideration to be received by holders of Shares pursuant to the Amendment. At the conclusion of this presentation, representatives of Houlihan Lokey rendered its oral opinion to the Servotronics Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Servotronics Board dated May 28, 2025), to the effect that, as of that date, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $47.00 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement as amended by the Amendment was fair, from a financial point of view, to such holders. After further discussion, the Servotronics Board unanimously (i) approved and determined the Merger Agreement as amended by the Amendment and the Transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable for the Company to enter into the Merger Agreement as amended by the Amendment and the Transactions, including the Offer and the Merger, (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement as amended by the Amendment and the consummation of the Transactions and (v) resolved that the Merger Agreement (as amended) and the Merger be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Later in the evening on May 28, 2025, the parties executed the Amendment.

On the morning of May 29, 2025, Servotronics issued a press release announcing the Amendment.

On June 2, 2025, Purchaser commenced the Offer.

Reasons for the Recommendation of the Servotronics Board

The Servotronics Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Servotronics Board has unanimously (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and stockholders, (ii) approved and declared it advisable for the Company to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders. Accordingly, the Servotronics Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Servotronics Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed Transactions:

•

Attractive Price; Certainty of Value. The all-cash consideration of $47.00 per Share, taking into account the Servotronics Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and its financial and operating plans as an independent company, taking into account the execution risks associated with continued independence, including, without limitation, competitive risks, product development and regulatory risks and the ability to access a sufficient amount of capital to continue to fund operations;

•

Other Strategic Alternatives. The belief of the Servotronics Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate independently) and the likelihood of other offers to acquire the Company from other potential strategic partners and the Company’s prior negotiations with potential counterparties to a strategic transaction, in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial condition, operating plan, its prospects and the Company forecasts, which reflect an application of various assumptions of management and consideration of the inherent uncertainty of achieving the Company forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company forecasts;

•	Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•

a 347.7% premium to the 30-trading day volume weighted-average price (“VWAP”) for the Shares as of May 16, 2025, the last full trading day prior to the announcement of the Company’s entry into the Merger Agreement,

•	a 346.2% premium to the 3-month VWAP for the Shares as of May 16, 2025,

•	a 345.1% premium to the 6 month VWAP for the Shares as of May 16, 2025

•	a 306.7% premium to the 12-month VWAP for the Shares as of May 16, 2025

•	a 356.8% premium to the closing price of the Shares on May 16, 2025;

•

Houlihan Lokey’s Analysis and Fairness Opinion. The financial analysis reviewed by Houlihan Lokey with the Servotronics Board as well as the oral opinion of Houlihan Lokey rendered to the Servotronics Board on May 28, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Servotronics Board dated May 28, 2025), as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger. See “Opinion of the Financial Advisor to Servotronics;”

•

Price. The belief of the Servotronics Board that the price offered by Parent was the highest reasonably attainable based on several factors, including, without limitation, the course of negotiations with Parent, the results of Houlihan Lokey’s outreach to other potential strategic parties at the direction of the Company and the likelihood of other potential strategic parties making a higher offer;

•	Form of Consideration. The form of the consideration by Purchaser, being all in cash, and the certainty of value of cash compared to other forms of consideration;

•

High Likelihood of Closing. The belief of the Servotronics Board that the likelihood of consummating the Transactions is high, particularly in light of several factors, including, without limitation, the business reputation and financial resources of TDG, and the fact that Parent’s offer was not subject to a financing condition;

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

•

Terms of the Merger Agreement. The negotiated terms of the Merger Agreement, including: (i) the duration of the Offer and requirement that Purchaser extend the Offer in certain circumstances, (ii) the representations, warranties and covenants of the parties set forth therein, (iii) the conditions to the Offer and Merger, including the definition of a material adverse effect and the exceptions thereto, (iv) the ability of the Company to respond to certain unsolicited takeover proposals, (v) the ability of the Servotronics Board to change its recommendation in the event of a superior proposal and the ability of the Company to terminate the Merger Agreement, pay a termination fee and accept such superior proposal, (vi) the ability of the Servotronics Board to change its recommendation in the event of an intervening event, and (vii) the termination fee and the Servotronics Board’s belief that the amount of the termination fee was reasonable and would not likely deter competing bids that may result in a superior proposal;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe, all of which could reduce the amount of time in which the Company’s businesses would be subject to the potential uncertainty of closing and related disruption;

•

Extension of Offer Period. That, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date;

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Tender and Support Agreement. That certain supporting stockholders, who collectively held approximately 20.2% of the outstanding Shares as of the date of signing of the Merger Agreement agreed to enter into Tender and Support Agreements concurrent with the signing of the Merger Agreement.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders, in a cash transaction, will be precluded from participating in the Company’s future growth and earnings and future increases in the Company’s value;

•

Risks Associated with Failure to Close Transactions. The possibility that the Transactions might not be completed and the risk of potential adverse consequences to the Company’s business, stock price, prospects and reputation and costs incurred by the Company as a result or a disruption to the Company’s business from the public announcement of the Transactions;

•	Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the

Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Disruptions to the Business. The possibility that the announcement of the Transactions may disrupt the Company’s business;

•

No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Servotronics Board to exercise its fiduciary duties and to accept a superior proposal provided that the Company pays termination fee, which was increased from $5 million to $12.5 million in connection with the execution of Amendment No. 1 to the Merger Agreement;

•	Deterrence of Termination Fee. The risk that the termination fee in the Merger Agreement would deter other potential acquirers from making a competing offer; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The Servotronics Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Servotronics Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Servotronics Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Servotronics Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Servotronics Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

Intent to Tender

Pursuant to the Tender and Support Agreement, all of the Company’s directors and certain executive officers have agreed to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Financial Advisor to Servotronics

On May 28, 2025, Houlihan Lokey verbally rendered its opinion to the Servotronics Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Servotronics Board dated May 28, 2025), as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger.

Houlihan Lokey’s opinion was directed to the Servotronics Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14d-9 and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14d-9 are intended to be, and do not constitute, advice or a recommendation to the Servotronics Board, any security holder of the Company or any other person as to whether or not any holder of Shares should tender such Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Transactions.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed the following agreements and documents (collectively, the “Amended Agreements”):

a.	Execution version of the Original Merger Agreement;

b.	Draft dated May 28, 2025 of Amendment No. 1; and

c.	Execution version of the Tender and Support Agreement.

2.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

3.

reviewed certain information relating to the current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2025 through 2029;

4.

spoke with certain members of the management of the Company and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Amended Agreements and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the Amended Agreements and other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the transactions would be satisfied without waiver thereof, and (d) the transactions would be consummated in a timely manner in accordance with the terms described in the Amended Agreements and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the transactions or the Company that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the Amended Agreements would not differ in any respect from the drafts of the Amended Agreements identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent, TDG or any other party. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or TDG was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, Parent or TDG was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to the Company as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use of the Servotronics Board (in its capacity as such) in connection with its evaluation of the transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Servotronics Board, the Company, any security holder or any other party as to how to act or make any election with respect to any matter relating to, or whether to tender shares in connection with, the transactions or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Servotronics Board, the Company, its security holders or any other party to proceed with or effect the transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the transactions or otherwise (other than the Transaction Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the transactions to the holders of any class of securities, creditors or other constituencies of the Company or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the transactions as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the transactions, (vii) the solvency, creditworthiness or fair value of the Company, Parent, TDG or any other participant in the transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the transactions, any class of such persons or any other party, relative to the Transaction Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Servotronics Board, on the assessments by the Servotronics Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the transactions or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed transactions and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and, in selecting the ranges of multiples to be applied, were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Servotronics Board in evaluating the proposed transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Transaction Consideration or of the views of the Servotronics Board or management with respect to the transactions or the Transaction Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed transactions or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Servotronics Board, the Company, Parent, any security holder or creditor of the Company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Servotronics Board.

Financial Analyses

In preparing its opinion to the Servotronics Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Servotronics Board on May 28, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the Company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items, for a specified time period.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of Company common stock as of May 16, 2025, the last trading day prior to announcement of the execution of the Original Merger Agreement, the closing prices of the common stock of the selected companies listed below as of May 27, 2025, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Company Forecasts. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated calendar year 2025 (“CY 2025E”) Adjusted EBITDA; and

•	Enterprise value as a multiple of estimated calendar year 2026 (“CY 2026E”) Adjusted EBITDA.

The selected companies and resulting data were as follows:

•	AMETEK, Inc.

•	Crane Company

•	Ducommun Incorporated

•	ESCO Technologies Inc.

•	HEICO Corporation

•	ITT Inc.

•	Loar Holdings Inc.

•	Moog Inc.

•	Parker-Hannifin Corporation

•	TransDigm Group Incorporated

•	Woodward, Inc.

Enterprise Value as a Multiple of Adjusted EBITDA
	CY 2025E	CY 2026E
Low	9.7x	8.6x
Median	18.8x	18.2x
Mean	18.9x	19.2x
High	31.4x	37.7x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 8.0x to 11.0x CY 2025E Adjusted EBITDA and 6.0x to 9.0x CY 2026E Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per share value reference ranges of $11.73 to $16.52 per Share based on the selected range of multiples of CY 2025E Adjusted EBITDA and $17.93 to $27.43 per Share based on the selected range of multiples of CY 2026E Adjusted EBITDA, as compared to the proposed Transaction Consideration of $47.00 per Share.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Transaction value as a multiple of Adjusted EBITDA for the next fiscal year period as of announcement of the transaction, or “NFY”

The selected transactions and resulting data were as follows:

Date Announced	Target	Acquiror

2/3/2025	Triumph Group, Inc.	Berkshire Partners LLC; WarburgPincus LLC

11/4/2024	Micropac Industries, Inc	Teledyne Technologies Incorporated

10/7/2024	Barnes Group Inc	Apollo Global Management, Inc

8/1/2024	kSARIA Corporation	ITT Inc

7/19/2024	Applied Avionics, Inc.	Loar Group, Inc.

7/11/2024	Héroux-Devtek Inc.	Platinum Equity, LLC

7/1/2024	Spirit AeroSystems Holdings, Inc.	The Boeing Company

1/19/2024	Kaman Corporation	Arcline Investment Management LP

1/3/2024	Vian Enterprises, Inc.	Crane Company

7/21/2023	Actuation and Flight Control Business of Collins Aerospace	Safran SA

6/5/2023	MB Aerospace Holdings Limited	Barnes Aerospace, Inc.

5/15/2023	Wencor Group, LLC	HEICO Corporation

5/23/2022	Aircraft Wheel and Brake Division of Parker-Hannifin Corp	Kaman Corporation

8/2/2021	Meggitt PLC	Parker-Hannifin Corporation

2/1/2021	Cobham Mission Systems Wimborne Limited	Eaton Corporation plc

1/4/2021	FLIR Systems, Inc	Teledyne Technologies Incorporated

Transaction Value as a Multiple of NFY Adjusted EBITDA
Low	9.3x
Median	13.4x
Mean	14.5x
High	23.4x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 13.0x to 17.0x to the Company’s CY 2025E Adjusted EBITDA. The selected transactions analysis indicated an implied per share value reference range of $19.72 to $26.11 per Share based on the Company’s 2025E Adjusted EBITDA, as compared to the proposed Transaction Consideration of $47.00 per Share.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Company Forecasts. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of 2.5% to 3.5% to the estimated unlevered free cash flow for the Company for the terminal fiscal year. The present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 12.5% to 16.5%. The discounted cash flow analysis indicated an implied per share value reference range of $15.69 to $26.54 per Share, as compared to the proposed Transaction Consideration of $47.00 per Share.

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the following:

Selected Public Price Observations. Houlihan Lokey calculated select implied premiums of the Transaction Consideration relative to the volume weighted average price, or VWAP, of the Company common stock over several periods ending May 16, 2025, the last trading day prior to announcement of the execution of the Original Merger Agreement, as well as certain closing prices of the Company common stock, as follows:

Trading Period As of 5/16/25	Selected Metric(1)	Implied Premium of Transaction Consideration Over Selected Metric
1-Day Closing Price	$10.29	356.8%
5-Day VWAP	$10.48	348.6%
10-Day VWAP	$10.50	347.7%
20-Day VWAP	$10.52	346.9%
30-Day VWAP	$10.50	347.7%
3-Month VWAP	$10.53	346.2%
6-Month VWAP	$10.56	345.1%
12-Month VWAP	$11.56	306.7%
52-Week High Closing Price (8/23/24)	$13.24	255.0%
52-Week Low Closing Price (4/10/25)	$10.04	368.1%

(1)

Closing prices per Capital IQ. VWAP based on cumulative trading activity over specified period per Bloomberg as of 5/16/25. Reference to “Day” is based on trading days and reference to “Month” is based on calendar months.

Miscellaneous

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with the transactions and provide financial advisory services, including an opinion to the Servotronics Board as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of approximately $8.5 million for such services, a substantial portion of which is contingent upon the completion of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, TDG, or any other party that may be involved in the transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the transactions.

Houlihan Lokey has in the past provided investment banking, financial advisory and/or other financial or consulting services to TDG, for which Houlihan Lokey has received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, TDG, other participants in the transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, TDG, other participants in the transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates may have received and may receive compensation.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with the Transactions and provide financial advisory services, including an opinion to the Servotronics Board as to the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration to be received by such holders in the Offer and the Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of approximately $8.5 million for such services, a substantial portion of which is contingent upon the completion of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

Additional information pertaining to the retention of Houlihan Lokey by the Company disclosed in Item 4 under “—Opinion of the Financial Advisor to Servotronics” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any of the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on June 2, 2025 and that the NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason on the same day. For purposes of the disclosure contained in this Schedule 14D-9, the NEOs are Messrs. Farrell, Fraass and Takacs. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and are available generally to all of the Company’s salaried employees.

Name	Cash(1)	Equity(2)	Benefits(3)	Total(4)
William F. Farrell, Jr.	$1,038,685	$1,595,697	$53,285	$2,687,667
Robert A. Fraass	$550,075	$906,160	$35,517	$1,491,752
James C. Takacs	—	$535,659	—	$535,659

(1)

The figures reported in this column represent the amounts payable to the NEO if his employment with the Company is terminated without “cause” or the NEO terminates his employment with the Company for “good reason” within 12 months following a change of control as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Potential Termination Payments and Benefits After a Change of Control” and such NEO signs a release of claims against the Company. Cash severance is comprised of (i) $980,000 and $516,750 for Messrs. Farrel and Fraass, respectively, representing an amount equal to the product of the applicable multiplier (2x for Mr. Farrell and 1.5x for Mr. Fraass) times the sum of his base salary plus his target annual cash bonus for 2025, such amounts being paid in accordance with the Company’s standard payroll procedures over 24 months commencing on the Company’s first payroll that occurs on or following the 61st day following such NEO’s termination, (ii) $58,685 and $33,325 representing Messrs. Farrell and Fraass’ respective annual target bonus amounts for 2025 pro-rated based on the number of days actually employed for the year, such amounts being paid on the 61st day following such NEO’s termination.

(2)

The amounts reported in this column include the aggregate dollar value of the Restricted Shares and PSUs held by the NEOs as of June 2, 2025, all of which will be cancelled at the Effective Time and the holder will be entitled to receive cash consideration, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Effect of the Merger on Company Shares and Equity Incentive Awards.” The value of Restricted Shares and PSUs is the Merger Consideration of $47.00 per Share multiplied by the number of Restricted Shares and PSUs outstanding, as applicable. As described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company— Effect of the Merger on Company Shares and Equity Incentive Awards”, these items are “single-trigger” pursuant to the terms of the Merger Agreement. For more information, see the table below:

Name	Number of Restricted Shares	Value of Restricted Shares	Number of Shares Subject to PSUs	Value of PSUs
William F. Farrell, Jr.	6,272	$294,784	27,679	$1,300,913
Robert A. Fraass	3,562	$167,414	15,718	$738,746
James C. Takacs	2,105	$98,935	9,292	$436,724

(3)

The amounts reported in this column represent the value of payment of Company-paid COBRA premiums under the Severance Plan, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change of Control.” Each NEO’s right to receive continued healthcare benefits is subject to the same conditions set forth in footnote (1) to the Golden Parachute Compensation table with respect to cash severance benefits.

(4)

Of the total amount shown in this column, only the amounts included in the Equity column of the Golden Parachute Compensation table are “single-trigger.” The remaining portion of the Total is payable only if the applicable NEO’s employment with the Company is terminated without “cause” or he terminates his employment with the Company for “good reason,” in each case within 18 months following a change of control as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company— Potential Termination Payments and Benefits After a Change of Control.”

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights. Although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so not later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time.

The following discussion summarizes appraisal rights of stockholders and beneficial owners of Shares under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to (i) a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and

(iii) a “person” are to any individual, corporation, partnership, unincorporated association or other entity. Stockholders and beneficial owners of Shares should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) are entitled to appraisal rights under Section 262 of the DGCL, (iii) properly demand appraisal of their Shares prior to the consummation of the Offer and otherwise strictly and timely follow the procedures set forth in Section 262 of the DGCL to exercise their appraisal rights, and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Court of Chancery if certain conditions set forth in Section 262(g) are satisfied and to receive payment of the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any stockholder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any person wishing to exercise appraisal rights should review carefully the full text of Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.

To exercise appraisal rights under Section 262 of the DGCL if the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is June 2, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL);

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold (in the case of holders of record) or continuously own (in the case of beneficial owners) the subject Shares through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Court of Chancery will dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. A failure by any stockholder or beneficial owner of Shares to follow any of the procedures of Section 262 of the DGCL will result in the loss of appraisal rights otherwise available under Section 262 of the DGCL if the Merger is consummated.

Written Demand by the Record Holder

As detailed in the first bullet above, a stockholder or beneficial owner of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Servotronics, Inc., 1110 Maple Street, Elma, NY 14059, Attention: Corporate Secretary. The demand for appraisal must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL).

If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the shares are owned of record or beneficially owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the person demanding appraisal.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner of Shares, demanding a determination of the fair value of the Shares held or beneficially owned by all stockholders or beneficial owners who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and stockholders and beneficial owners should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for an appraisal of such person’s Shares pursuant to Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares (provided that, where a beneficial owner makes a demand pursuant to Section 262, the holder of record of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. If the petition is filed by the Surviving Corporation, the petition must be accompanied by such Verified List. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation.

At the hearing on such petition, the Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded appraisal for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, persons who demand appraisal for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the aggregate value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, taking into account all relevant factors as explained in the next paragraph. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. When the fair value of the Shares is determined, the Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable in the circumstances.

Upon application of a person whose name appears on the Verified List and who participated in the proceeding and incurred expenses in connection therewith, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of judgment under such subsection. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner of Shares who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery will dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights and such persons will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Date.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders and beneficial owners of Shares to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders of the Company or beneficial owners of Shares desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

In general, Section 203 of the DGCL restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Additionally, the Company’s Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the Company’s Charter provides that the affirmative vote of at least 75% of the outstanding Shares is required for the approval or authorization of any “business combination” unless the transaction is approved by 75% of the Company’s Board of Directors who are not “related person directors” and certain other conditions are met. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who owns 20% or more of the Shares, or is an affiliate or associate of the corporation and within five years prior to the determination of interested stockholder status, did own 20% or more of the Shares.

In accordance with the provisions of the Company’s Charter, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither they nor their respective subsidiaries nor any affiliate or associate thereof are or have been an interested stockholder at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions set forth in the Company’s Charter and Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of the Company’s Charter and Section 203 of the DGCL.

Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Regulatory Approvals.

As of the date of this Schedule 14D-9, the Company is not aware of any material governmental consents, approvals or filings that are required to be obtained prior to the parties’ completion of the Offer or the Merger. Each of the parties to the Merger Agreement agreed to use its reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Transactions as promptly as practicable, and to generally cooperate with respect to such matters.

Notwithstanding the foregoing, without Parent’s approval, such reasonable efforts will not require Parent or any of its subsidiaries or affiliates, or permit Servotronics or any of its subsidiaries, to sell, hold separate, transfer or license or otherwise dispose of any of the respective assets or businesses, to conduct their business in a specified manner, agree to any of the foregoing, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to any of their assets, except to the extent such actions involve only assets or business of Parent and its subsidiaries (but not of Servotronics and its subsidiaries) that, in the aggregate, generated EBITDA in the trailing twelve months of no more than $3.0 million. For these purposes, “EBITDA” refers to EBITDA as calculated TDG in a manner consistent with the methodology utilized in its public earnings releases.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger. Legal proceedings arising out of or relating to the Offer or the Merger may be filed in the future.

Certain Company Management Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Servotronics Board’s evaluation of the Merger and other potential strategic alternatives, Company management prepared certain unaudited prospective financial information for its fiscal years 2025 through 2029, or the “Company Forecasts.” Company management provided the Company Forecasts to the Servotronics Board for purposes of considering and evaluating the Company’s strategic alternatives, including Parent’s acquisition proposal, and to Houlihan Lokey in connection with the rendering of its opinion to the Servotronics Board and in performing its related financial analyses, as described above under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to Servotronics.” Certain portions of the Company Forecasts were also provided to and discussed with Parent and Purchaser in connection with their evaluation of the Transactions.

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding the global economy, the Company’s revenue growth, customer retention, pricing, cost structure, inflation, capital expenditures and working capital requirements. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared during the first half of 2025.

The Company used certain financial measures in the Company Forecasts that are not in accordance with GAAP as supplemental measures to understand and evaluate core operating performance and trends. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of the Company’s core business. While the Company believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors or other companies due to potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Company Forecasts (based on a fiscal year ending on December 31 of the indicated year):

(Dollars in Millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$53.7	$66.8	$75.3	$83.4	$91.7
Cost of Goods Sold	($41.2)	($48.9)	($53.3)	($58.0)	($62.9)
Gross Profit	$12.5	$18.0	$22.1	$25.4	$28.9
Operating Expenses	($9.5)	($11.0)	($12.6)	($13.8)	($15.0)
Operating Income	$3.0	$6.9	$9.4	$11.6	$13.9
Depreciation and Amortization	$1.1	$1.3	$1.6	$1.9	$2.2
One-Time Expenses	$0.1	—	—	—	—
Adjusted EBITDA	$4.2	$8.3	$11.0	$13.4	$16.1

Important Information Concerning the Company Forecasts

The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give Company stockholders access to certain financial forecasts that were made available to the Servotronics Board and Houlihan Lokey, and is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender their Shares in the Offer or for any other purpose. The inclusion of the Company Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

Except as described above, the Company Forecasts were generated by the Company solely for internal use by the Servotronics Board and its financial advisor, Houlihan Lokey. The Company Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the Company Forecasts were relied upon by Houlihan Lokey for purposes of its financial analyses and opinion and by the Servotronics Board in connection with its consideration of the Merger. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Houlihan Lokey for purposes of its financial analyses and opinion or by the Servotronics Board in connection with its consideration of the Merger.

No independent registered public accounting firm provided any assistance in preparing the Company Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Company Forecasts.

By including the Company Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the Company Forecasts or the ultimate performance of the Company, the Surviving Corporation, or any of their affiliates compared to the information contained in the Company Forecasts.

The assumptions and estimates underlying the Company Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the Company Forecasts reflect numerous assumptions and estimates as to future events made by Company management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the Company Forecasts not to be achieved. These factors include general economic conditions, accuracy of certain accounting assumptions, timing of business investments by the Company, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Forecasts, whether or not the Merger is completed. Neither the Company nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Company Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the Company Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Company Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Company Forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The Company Forecasts may also differ from published analyst estimates or Company Forecasts. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

The Company Forecasts were developed for the Company on a standalone basis without giving effect to the Merger, and therefore the Company Forecasts do not give effect to the Merger or any changes to the Company’s or Parent’s operations or strategy that may be implemented after the consummation of the Merger, including without limitation potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with Merger. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Company Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, THE COMPANY DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE COMPANY FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Forecasts.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and similar reports filed with the SEC, which can be obtained without charge from the SEC’s website at www.sec.gov.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9 or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of TDG Rise Merger Sub, Inc. filed by TransDigm Group Incorporated, TransDigm Inc. and TDG Rise Merger Sub, Inc. with the SEC on June 2, 2025).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in the New York Times on June 2, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Letter to the ESOP Participants (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	A joint Press Release, dated May 19, 2025, issued by Servotronics, Inc. and TransDigm Group Incorporated (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, File No. 001-07109, filed by Servotronics, Inc. on May 19, 2025).

(a)(5)(B)	A Press Release, dated May 29, 2025, issued by Servotronics, Inc. (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, File No. 001-07109, filed by Servotronics, Inc. on May 29, 2025).

(a)(5)(C)	Opinion, dated May 18, 2025, of Houlihan Lokey Capital, Inc. (attached to this Schedule 14D-9 as Annex A).

(e)(1)	Agreement and Plan of Merger, dated as of May 18, 2025, by and among TransDigm Inc., TDG Rise Merger Sub, Inc. and Servotronics, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K, File No. 001-07109, filed by Servotronics, Inc. on May 19, 2025).

(e)(2)	Amendment No. 1, dated as of May 28, 2025, to Agreement and Plan of Merger, dated as of May 18, 2025, by and among Servotronics, Inc., TransDigm Inc. and TDG Rise Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K, File No. 001-07109, filed by Servotronics, Inc. on May 29, 2025).

(e)(3)	Confidentiality Agreement, dated as of March 18, 2025, by and between Servotronics, Inc. and TransDigm Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Tender and Support Agreement, dated as of May 18, 2025, by and among TransDigm Inc., TDG Rise Merger Sub, Inc., and certain stockholders of the Company (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K, File No. 001-07109, filed by Servotronics, Inc. on May 19, 2025).

(e)(5)	Servotronics, Inc. Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC on May 16, 2022).

Exhibit No.	Description

(e)(6)	Form of Participation Agreement for Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed with the SEC on May 16, 2022).

(e)(7)	Servotronics, Inc. 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement for the 2022 Annual Meeting of Stockholders).

(e)(8)	Non- Employee Director Compensation Policy (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed with the SEC on March 31, 2023).

Annex A—Opinion, dated May 28, 2025, of Houlihan Lokey Capital, Inc to the Servotronics Board

Annex B—Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2025	SERVOTRONICS, INC.

	By:	/s/ Robert A. Fraass
	Name:	Robert A. Fraass
	Title:	Chief Financial Officer

Annex A

May 28, 2025

The Board of Directors of Servotronics, Inc.

1110 Maple St.

Elma, NY 14059

Attn: William F. Farrell, Jr., Chief Executive Officer

Dear Board of Directors:

We understand that TransDigm Inc. (the “Parent”), a wholly-owned subsidiary of TransDigm Group Incorporated (“TDG”), TDG Rise Merger Sub, Inc., a wholly-owned subsidiary of the Parent (the “Merger Sub”), and Servotronics, Inc. (the “Company”), propose to enter into the Amended Merger Agreement (defined below) pursuant to which, among other things, (a) the Merger Sub will commence a tender offer for any and all of the shares of the outstanding common stock, par value $0.20 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $47.00 per share in cash (the “Consideration”), and (b) subsequent to consummation of the Offer, the Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Transaction, (i) each outstanding share of Company Common Stock validly tendered and not properly withdrawn pursuant to the terms of the Offer will be converted into the right to receive the Consideration, (ii) each remaining share of Company Common Stock will be cancelled pursuant to the Merger and will be deemed to have been converted into, and will be exchangeable solely for, the right to receive the Consideration and (iii) upon consummation of the Merger, the Company will become a wholly owned subsidiary of the Parent.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Execution version dated May 18, 2025 of the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Parent, the Merger Sub and the Company;
b.	Draft dated May 28, 2025 of Amendment No. 1 to the Merger Agreement (the “Amendment” and, together with the Merger Agreement, the “Amended Merger Agreement”) and
c.

Execution version dated May 18, 2025 of the Tender and Support Agreement (the “Tender and Support Agreement”, and together with the Amended Merger Agreement, the “Amended Agreements”) among the Parent, the Merger Sub and the undersigned holders of Company Common Stock specified therein.

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.

reviewed certain information relating to the current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2025 through 2029;

4.

spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Amended Agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Amended Agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Amended Agreements and other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of the Amended Agreements will not differ in any respect from the drafts of the Amended Agreements identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Parent, TDG or any other party. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Parent or TDG is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, the Parent or TDG is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Parent, TDG, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided investment banking, financial advisory and/or other financial or consulting services to TDG, for which Houlihan Lokey has received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Parent, TDG, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Parent, TDG, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates may have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Parent, TDG or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and

(ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)

Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title, and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)

Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)

At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)

Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)

The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.